Exhibit 99.2
The results of Shinhan Card’s Annual General Meeting of Shareholders for the FY2012

On March 27, 2013, Shinhan Card, our wholly-owned credit card subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2012, and the three agendas listed below were approved.

Agenda:

1) Approval of Financial Statements for the fiscal year of 2012

2) Appointment of Directors

3) Approval of Director Remuneration Limit

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2012 as follows:

- Annual Cash Dividend: KRW 400 billion or KRW 3,191 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Card, SFG will be receiving the total dividend amount from Shinhan Card.